FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statements on Form F-3 filed by YPF Sociedad Anónima with the Securities and Exchange Commission (File Nos. 333-149313 and 333-149486).

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission regarding financial statements as of June 30, 2009

TRANSLATION

Buenos Aires, August 5, 2009

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.:    Financial Statements as of 06/30/2009

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that YPF S.A.’s Board of Directors approved, at its meeting held on August 5, 2009, the financial statements for the six month period ended June 30, 2009. Relevant information from such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.80 = US$ 1)

Net income before income tax	1,835
Income tax	(788)

Net income for the six month period ended June 30, 2009	1,047

Detail of Shareholders’ Equity as of 06/30/2009 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contributions		11,854
Legal reserve		2,243
Deferred earnings		(249)
Reserve for future dividends		3,423
Unappropriated retained earnings		1,597

Total Shareholders’ Equity		18,868

(1)	Amounts in accordance with Argentine GAAP

On the other hand, it is important to consider the following highlights during the six month period ended on June 30, 2009:

•	Consolidated investments in fixed assets amounted to Ps 2,205 million.

•	Exports amounted to Ps. 2,489 million after hydrocarbon export withholdings.

•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps 8,863 million.

TRANSLATION

Subsection o)-Shares owned by the parent group

As of June 30, 2009 the parent group of the company owned 330,551,981 shares, class D and represented 84.04% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q) Parent shareholder of the company:

Repsol YPF S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours.

IGNACIO C. MORAN
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 7, 2009	By:	/s/ Ignacio C. Moran
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer